

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

10 April 2002

02 APR 15 AM 9: 31

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



02028366

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1.   makes or is required to make public pursuant to the laws of England and Wales;

2.   distributes or is required to distribute to the holders of its securities; and

3.   files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 10 April 2002, the Company filed with the Register of Companies House forms 88(2)'s.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

PROCESSED
MAY 1 4 2002
THOMSON
FINANCIAL

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-020410

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

Blueprint
2000
Company Secretary

Return of Allotment of Shares

Please complete in typescript,
or in bold black capitals.
CHFP010

Company Number | 742748

Company Name in full | MYTRAVEL GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day	Month	Year	Day	Month	Year

Class of shares (ordinary or preference etc)	ORDINARY SHARES		
Number allotted	150,000		
Nominal value of each share	£0.10p		
Amount (if any) paid or due on each share (including any share premium)	135.67p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland   DX 235 Edinburgh

Shareholder details	Shares and share class allotted	
Name DEUTSCHE BANC CREST FD 75XYJ/PARTICIPANT 490 A/C NO 6008510989	**Class of shares allotted** ORDINARY SHARES	**Number allotted** 128,000
Address		
UK postcode		
Name JANET ANN MASULEAN	**Class of shares allotted** ORDINARY SHARES	**Number allotted** 22,000
Address SQUIRRELS LEAP, 511A LONDON ROAD, DAVENHAM, CHESHIRE		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		
Name	**Class of shares allotted**	**Number allotted**
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed _[signature]_ **Date** 5/4/2002

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MISS KAREN HOULIHAN, MICHAEL GROUP PLC, PARKWAY ONE, PARKWAY BUSINESS CENTRE, 300 PRINCESS ROAD, MANCHESTER M14 7DU
Tel 0161 232 6586

DX number	DX exchange